Exhibit 99.1

Description of Registrants’ Equity Securities

Introduction
Rio Tinto is a leading international mining group whose business is finding, mining and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals and iron ore. Activities span the world with strong representation in Australia and North America and significant businesses in South America, Asia, Europe and southern Africa.

The Group combines Rio Tinto plc, incorporated in England and Wales with registered number 719885, listed on the London Stock Exchange and headquartered in London; and, Rio Tinto Limited, incorporated in the state of Victoria, Australia with registration ABN 96 004 458 404, listed on the Australian Securities Exchange and with executive offices in Melbourne.

Dual Listed Companies Structure
In 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time and it now stands at approximately 37.5 per cent.

Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, to ensure that the board of directors of each Company is the same, and to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.

In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where, for example, certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Action approval procedure described under Voting rights. In addition, any adjustments are required to be confirmed by the auditors.

One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ Rio Tinto, as a Group, aims to comply with the strictest applicable level.

Consistent with the creation of a single combined enterprise under the DLC merger, the directors of each Company act in the best interests of Rio Tinto as a whole. When matters may involve a conflict of interests between the shareholders of each Company they must be approved under the Class Rights Action approval procedure.

To ensure that the boards of both Companies are identical, resolutions to appoint or remove directors must be put to shareholders of both as a joint electorate as Joint Decisions as described under Voting rights, and it is a requirement that a person can only be a director of one Company if that person is also a director of the other Company. So, for example, if a person was removed as a director of Rio Tinto plc, he or she would also cease to be a director of Rio Tinto Limited.

Equity securities
The following descriptions of the equity securities issued by Rio Tinto plc and Rio Tinto Limited include summaries of certain provisions from the Sharing Agreement, the Memorandum and Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited which do not purport to be complete and are qualified in their entirety by reference to the complete documents which have been filed as exhibits to the Group’s Form 20-F.

Fully paid up
All of the Group’s equity securities have been issued or credited as fully paid and none are subject to calls for additional payments of any kind.

Rio Tinto plc
At 31 May 2007 Rio Tinto plc was authorised to issue 1,421.23 million Ordinary shares of 10p each including three special shares related to the DLC merger – a Special voting share of 10p, a DLC dividend share of 10p and an Equalisation share of 10p. A total of 1,071,771,796 million Ordinary shares of 10p each had been issued of which 70,357,624 million shares had been repurchased and held in treasury; and so 1,001,414,172 million shares were outstanding and held by the public.

The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE). As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.

Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.

All orders placed on the order book are firm and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.

Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than 8 x Normal Market Size (NMS). Rio Tinto plc has an NMS of 100,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.

Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites.

Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005 when JPMorgan became Rio Tinto plc’s depository. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.

Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.

Rio Tinto Limited
At 31 May 2007 Rio Tinto Limited had issued a total of 456.82 million shares, including two special shares related to the DLC merger, of which 171.07 million shares were held by Rio Tinto plc and so 285.75 million shares were outstanding and held by the public.

Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX) and the New Zealand Securities Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded in London.

Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.

Rio Tinto Limited had established a separate ADR programme before the DLC merger in 1995 but the Group did not believe that there was any benefit in continuing to maintain two separate ADR programmes and in 2006 decided that, due to the relative size of the Rio Tinto Limited ADR programme, it should be terminated. In February 2006 formal notice of termination of the Deposit Agreement was given to JPMorgan and it was terminated on 10 April 2006, immediately after the payment of the final dividend to the ADR holders. Any questions concerning holdings of Rio Tinto Limited ADRs should be directed to the JPMorgan Service Center on (800) 990 1135.

Share Registrars and Transfer Agent
Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7HN, United Kingdom are the share registrars for Rio Tinto plc; and Computershare Investor Services Pty Limited, GPO Box 2975, Melbourne, Victoria 3001, Australia are the share registrars and transfer agent for Rio Tinto Limited.

Sharing Agreement

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.

In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made either as a dividend on the DLC Dividend Share or by way of a contractual payment.

If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur, the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.

Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.

The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.

Voting rights
In principle, the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as Joint Decisions. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.

The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as Class Rights Actions and are voted on a poll.

Thus, the interests of the shareholders of each Company are protected against decisions which affect them and the shareholders in the other Company differently, by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Action approval procedure.

Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.

Where a matter has been expressly categorised as either a Joint Decision or a Class Rights Action, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.

To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share to a special purpose company held in trust by a common Trustee.

Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted at the parallel meeting of the other Company. The role of these special purpose companies in achieving this is described below.

In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.

Voting at any general meeting of shareholders on a resolution on which the holder of the Special Voting Share is entitled to vote shall be decided by a poll, being a written vote, and any other resolution shall be decided by a show of hands unless a poll has been duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every ordinary share or share for which he or she is the holder and, in the case of Joint Decisions, the holder of the Special Voting Share has one vote for each vote cast by the public shareholders at the parallel meeting of shareholders. The voting rights attached to the Special Voting Share have been set out under the Sharing Agreement. A poll may be demanded by any of the following:

•	the chairman of the meeting;
•	at least five shareholders entitled to vote at the meeting;
•	any shareholder or shareholders representing in the aggregate not less than one tenth (Rio Tinto plc) or one twentieth (Rio Tinto Limited) of the total voting rights of all shareholders entitled to vote at the meeting;
•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one tenth of the total sum paid up on all the shares conferring that right; or
•	the holder of the Special Voting Share.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a Rio Tinto plc general meeting is three persons and for a Rio Tinto Limited general meeting is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at general meetings by the proposing and passing of resolutions, of which there are three kinds:

•	an ordinary resolution, which includes resolutions for the election of directors, the receiving of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;
•	a special resolution, which includes resolutions amending the Memorandum and Articles of Association of Rio Tinto plc or the Constitution of Rio Tinto Limited, disapplying statutory pre-emption rights or changing the Company’s name; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Group’s shares at a meeting of the holders of such class of shares or relating to certain matters concerning the winding up of either Company.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three fourths of the persons voting at a meeting at which there is a quorum. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

The Sharing Agreement further classifies these three kinds of resolutions into ‘Joint Decisions’ and ‘Class Rights Actions’ as explained under the Sharing Agreement.

Annual general meetings must be convened with 21 days advance written notice for Rio Tinto plc and with 28 days for Rio Tinto Limited. Other meetings must be convened with 21 days advance written notice for the passing of a special resolution and with 14 days for any other resolution, depending on the nature of the business to be transacted. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The board of directors may, if they choose, make arrangements for shareholders who are unable to attend the place of the meeting to participate at other places.

Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website; www.riotinto.com and advertised in the Financial Times and The Australian newspapers.

Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.

The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.

The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders, then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis, taking account of the Equalisation Ratio.

The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose restrictions and obligations on persons who control interests in public quoted companies in excess of defined thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian law and regulations is 20 per cent.

As part of the DLC merger, the Memorandum and Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of all the Group’s shareholders that these laws and regulations should operate in this way. The Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in either Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.

If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons may not attend or vote at general meetings of the relevant Company, may not receive dividends or other distributions from the relevant Company, and may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.

These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.

Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their Articles of Association and Constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
In 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

Memorandum and Articles of Association of Rio Tinto plc, and Constitution of Rio Tinto Limited
Rio Tinto plc adopted new Articles of Association by special resolution passed on 11 April 2002 and, amended on 14 April 2005 and 13 April 2007. Rio Tinto Limited adopted a new Constitution by special resolution passed on 24 May 2000 and, amended by special resolution on 18 April 2002, 29 April 2005 and 27 April 2007.

As explained above under the terms of the DLC merger the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise which owned all of the assets of both Companies. Generally and as far as is permitted by the UK Companies Act 1985 and the Australian Corporations Act 2001, this principle is reflected in the Memorandum and Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The summaries below include descriptions of material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited. Unless stated otherwise the Memorandum and Articles of Association of and Constitution are identical.

Rights attaching to shares
Under UK law, dividends on shares may only be paid out of profits available for distribution, as determined in accordance with generally accepted accounting principles and by the relevant law. Shareholders are entitled to receive such dividends as may be declared by the directors. The directors may also pay shareholders such interim dividends as appear to them to be justified by the financial position of the Group.

Any Rio Tinto plc dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and returned to the Company. Any Rio Tinto Limited dividend unclaimed may be invested or otherwise made use of by the board for the benefit of the Company until claimed or otherwise disposed of according to Australian law.

Variation of Rights
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the relevant legislation, with the consent in writing of holders of three fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles of Association and Constitution relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class.

The Sharing Agreement provides for the protection of the public shareholders of both Companies and so any variations of rights would be dealt with as ‘Class Rights Actions’ that require the separate approval of the shareholders of both Companies.

Rights in a Winding-up
Except as the shareholders have agreed or may otherwise agree, upon a winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and
•	subject to any special rights attaching to any class of shares;

is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the assets in kind.

The Sharing Agreement further sets out the rights of ordinary shareholders in a liquidation.

Limitations on Voting and Shareholding
Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975 which impose certain conditions on the foreign ownership of Australian companies, there are no limitations imposed by law, Rio Tinto plc's Memorandum and Articles of Association or Rio Tinto Limited's Constitution, on the rights of non residents or foreign persons to hold or vote the Group’s ordinary shares or ADSs that would not apply generally to all shareholders.